Exhibit 99.1

VERTICAL WINS NEW UK GOVERNMENT BACKING TO TRANSFORM THE FUTURE OF FLIGHT

●	Vertical wins further vote of confidence from the UK Government
●	New £8 million grant brings total support to £37 million
●	Award puts the UK at the forefront of novel air technology and urban air mobility
●	Vertical will head a consortium of leading technology organisations and research institutions: the University of Glasgow, the University of Bristol, Cranfield University and Helitune

London, UK; New York, USA– 20 February 2024 Vertical Aerospace (Vertical) [NYSE: EVTL], a global aerospace and technology company that is pioneering zero emissions aviation, today announces it has been awarded £8 million ($10 million) in grant funding by the UK Government, through the Aerospace Technology Institute (ATI) Programme, to develop its next-generation propellers for use on its VX4 aircraft.

The project is the fourth awarded to Vertical by the ATI Programme and brings total UK Government grant funding to £37 million ($47 million). This demonstrates a significant vote of confidence in Vertical’s potential to lead the next generation in aviation.

The award puts the UK at the heart of the future global market in urban air mobility, which promises to transform how people move around and between cities, providing a clean, green and low-noise means of travel. Vertical is pioneering these efforts through the VX4, with a new, more advanced and full-scale prototype currently in production.

Industry Minister Nusrat Ghani MP added: “This exciting sustainable propeller project is a fantastic example of our commitment to our world-leading aviation sector, supporting high-skilled, high-paid jobs across the UK while developing technologies of the future.”

“When government and industry collaborate like this, we help our aerospace sector soar to new heights, leading the charge towards net zero air travel by 2050.”

The UK is a global leader in aerospace R&D and manufacturing, continuing its proud history in aviation. This specific project will bring together the UK’s foremost experts and technical partners to further develop Vertical’s eVTOL propellor technology and propulsion system. The final technology will be lower in weight, inertia and noise than their existing propellers, and be delivered to a higher safety standard than any model currently on the market.

“This project will be another major step towards delivering the next generation of novel electric aviation technologies in Britain,” said Stephen Fitzpatrick, Founder and CEO of Vertical Aerospace. “With the support of the ATI Programme and our consortium partners, this project will keep the UK and Vertical at the forefront of aerospace innovation, electric aviation, and urban air mobility.”

This award follows Vertical’s recent announcement that Stephen Fitzpatrick has committed to invest a further $50 million into the business to support the continued development of the aircraft programme. Taken together, Vertical’s announcements over the last month deliver approximately $60 million in additional committed funding.

The total investment into the propeller project is almost £20 million, with Vertical having been awarded over £8 million, representing a contribution of 50% of Vertical’s eligible development costs. A further £3.5 million will be awarded to the other consortium members.

The consortium, led by Vertical, includes world-leading academic institutions: the University of Glasgow, the University of Bristol and Cranfield University, and the UK’s helicopter monitoring specialists, Helitune.

Mark Scully, Head of Technology – Propulsion and Advanced Systems, ATI, noted: “The project will see advancements in rotor technologies vital to the success of eVTOL aircraft developed here in the UK growing knowledge, skills and capability in the process. Through this investment the ATI Programme is enabling the development of ultra-efficient and cross-cutting technologies in a competitive global market expected to be worth £24bn to the UK up to 2050, accelerating the delivery of zero-emission aircraft on our journey to Destination Zero.”

The ATI Programme is co-ordinated and managed by the Aerospace Technology Institute, the Department for Business and Trade (DBT) and Innovate UK, part of UK Research and Innovation. Vertical has previously been awarded £26m from the ATI Programme as well as £3m from the Future Flight Challenge. The latest ATI Programme grant brings total UK Government support to £37m.

ENDS

About Vertical Aerospace

Vertical Aerospace (NYSE: EVTL) is pioneering electric aviation. The Company was founded in 2016 by Stephen Fitzpatrick, an established entrepreneur best known as the founder of the OVO Group, a leading energy and technology group and Europe’s largest independent energy retailer. Vertical has focused on building the most experienced and senior team in the eVTOL industry, who have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

Vertical received its Design Organisation Approval in 2023 underlining the UK Civil Aviation Authority’s confidence in Vertical’s capability to design a safe and reliable aircraft and aviation-related products to the highest standards.

Vertical’s top-tier partner ecosystem, including Honeywell Aerospace, Leonardo, Hanwha, Dassault Systèmes, Molicel, and GKN Aerospace, is expected to de-risk operational execution and its pathway to certification allowing for a lean cost structure and enabling production at scale. Vertical has a leading pre-order book from a diverse global customer base, creating multiple potential near term and actionable routes to market. Customers include airlines, aircraft lessors, helicopter operators, mobility firms and tourism groups, including American Airlines, Virgin Atlantic, Avolon, Bristow, Marubeni, Kakao Mobility, Iberojet and FLYINGGROUP, as well as Japan Airlines (JAL), Gol, Air Greenland, Gozen Holding and AirAsia, through Avolon’s VX4 placements.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the receipt of anticipated funding and technology development, the design and manufacture of the VX4, our plans for capital expenditures, our liquidity, growth and profitability strategies, our ability and plans to raise additional capital to fund our operations and related timing on acceptable terms, or at all, our business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, certification and the commercialization of the VX4 and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, expectations surrounding pre-orders and commitments, the features and capabilities of the VX4, the transition towards a net-zero emissions economy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; our potential inability to produce, certify or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; any accidents or incidents involving eVTOL aircraft could harm our business; our dependence on partners and suppliers for the components in our aircraft and for operational needs; the potential that certain strategic partnerships may not materialize into long-term partnership arrangements; all of the pre-orders received are conditional and may be terminated at any time and any pre-delivery payments may be fully refundable upon certain specified dates; any circumstances; the inability for our aircraft to perform at the level we expect and may have potential defects; any potential failure to effectively manage our growth; our inability to recruit and retain senior management and other highly skilled personnel, our ability to raise additional funds when we need or want them, or at all, to fund our operations; our limited cash and cash equivalents and recurring losses from our operations raise significant doubt (or raise substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern; we have previous identified material weaknesses in our internal controls over financial reporting which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; as a foreign private issuer we follow certain home country corporate governance rules, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 22, 2023, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Contacts

Vertical Aerospace

Lyle Hill

vertical@fleetwoodstrategy.com

+44 791 996 5716

Vertical Investors

Eduardo Royes

investors@vertical-aerospace.com

+1 646 200 8871